As filed with the Securities and Exchange Commission on November 7, 2022

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.
(Name of Subject Company (Issuer))
PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.
(Names of Filing Persons (Offeror and Issuer))
Class A Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
89678V 105
 (CUSIP Number of Class of Securities)

Kristin Van Dask
Chief Financial Officer
Prospect Floating Rate and Alternative Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-0702
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒ Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FIRST AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 23, 2022 by Prospect Floating Rate and Alternative Income Fund, Inc. (formerly known as Prospect Sustainable Income Fund, Inc.), a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to the number of shares of the Company’s issued and outstanding Class A common stock, par value $0.001 per share (the “Shares”) that the Company can repurchase with the cash that has been retained by the Company during the quarter ended June 30, 2022 as a result of issuing shares through its distribution reinvestment plan to those shareholders who have elected to receive their distributions in the form of additional shares rather than in cash. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated September 23, 2022 and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 4:00 P.M., Eastern Time, on October 24, 2022, and a total of 205,580 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased 23,434 Shares validly tendered and not withdrawn at a price equal to $6.65 per Share for an aggregate purchase price of approximately $155,836. The purchase price per Share was equal to the net asset value per Share as of October 21, 2022.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2022

Prospect Floating Rate and Alternative Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated September 23, 2022.*
99(a)(1)(B)	Form of Letter of Transmittal.*
99(a)(1)(C)	Letter to Stockholders, dated September 23, 2022.*
EX-FILING FEES	Calculation of Filing Fees Table.*

*Previously filed with the Schedule TO on September 23, 2022.
**Filed herewith.